SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

          ------------------------------------------------------------


                                  Schedule TO/A

                      Tender Offer Statement under Section
               14(d)(1) or 13(e)(1) of the Securities Exchange Act
                                     of 1934


                       (Amendment No. 4 - Final Amendment)


                             GRC International, Inc.
          ------------------------------------------------------------
                            (Name of Subject Company)


                                 LMN Corporation
                                   AT&T Corp.
          ------------------------------------------------------------
                        (Name of Filing Person - Offeror)


                     Common Stock, Par Value $0.10 Per Share
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   361922 10 7
          ------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Marilyn J. Wasser, Esq.
                          Vice President and Secretary
                                   AT&T Corp.
                            32 Avenue of the Americas
                             New York, NY 10013-2412
                            Telephone: (212) 387-5400
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Filing
                                    Persons)


                                    Copy to:
                            Steven A. Rosenblum, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

                            CALCULATION OF FILING FEE
     ---------------------------------------------------------------------


     =====================================================================
       TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
     ---------------------------------------------------------------------
            $205,921,425                                 $41,184.29
     =====================================================================


* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 13,728,095 shares of common stock, par value $.10 per share (the "Shares"), at a price per Share of $15.00 in cash. Such number of Shares represents the sum of (i) all of the Shares outstanding as of January 31, 2000, (ii) all Shares issuable upon exercise of outstanding warrants to purchase Shares and (iii) all Shares issuable upon exercise of outstanding options to purchase Shares that could be exercised on or prior to the expiration of the tender offer described in this Tender Offer Statement on Schedule TO.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,184.29
Form or Registration No.:  Schedule TO, Amendment No. 1 to Schedule TO
Filing Party:  AT&T Corp.
Date Filed:  February 22, 2000 (Schedule TO), March 3, 2000 (Amendment No. 1)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]




                                Page 1 of 4 Pages

            This Amendment No. 4 (this "Amendment"), the final amendment, amends and supplements the Tender Offer Statement on Schedule TO filed by AT&T Corp., a New York corporation ("AT&T"), and LMN Corporation, a Delaware corporation and a wholly owned subsidiary of AT&T ("Purchaser"), on February 22, 2000, as amended by Amendment No. 1 filed by AT&T and Purchaser on March 3, 2000, Amendment No. 2 filed by AT&T and Purchaser on March 13, 2000, and Amendment No. 3 filed by AT&T and Purchaser on March 22, 2000 (as amended, the "Schedule TO"), relating to the offer (the "Offer") by Purchaser to purchase all outstanding shares of Common Stock, par value $0.10 per share (the "Shares"), of GRC International, Inc., a Delaware corporation ("GRC"), at a purchase price of $15.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended by the amendments to the Schedule TO) and in the related Letter of Transmittal.

            This Amendment also amends and supplements the Statement on Schedule 13D with respect to GRC filed by AT&T and Purchaser with the Securities and Exchange Commission on February 24, 2000.

ITEMS 1 THROUGH 9 AND 11.
------------------------

      Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

      The Offer expired at 5:00 p.m., Eastern time, on Monday, March 27, 2000. Pursuant to the Offer, based upon a report from the Depositary for the Offer, the Purchaser accepted for payment 12,019,148 Shares, representing approximately 96% of the outstanding Shares (including 563,161 Shares tendered pursuant to guaranteed delivery). On March 28, 2000, AT&T issued a press release announcing the closing of the tender offer and that it expects to complete the merger of Purchaser into GRC shortly.

      The full text of AT&T's March 28, 2000 press release is attached as Exhibit (a)(12) hereto and incorporated herein by reference.


ITEM 12.   EXHIBITS
-------

            Item 12 of the Schedule TO is hereby amended by adding thereto the following:

            (a)(12)     Text of Press Release issued by AT&T on March 28, 2000.




                               Page 2 of 4 Pages

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2000

                                    LMN CORPORATION


                                    By   /s/ Mary Jane McKeever
                                       -----------------------------------
                                       Name:   Mary Jane McKeever
                                       Title:  President



                                    AT&T CORP.


                                    By   /s/ Mary Jane McKeever
                                       -----------------------------------
                                       Name:   Mary Jane McKeever
                                       Title:  Vice President










                               Page 3 of 4 Pages

                                  EXHIBIT INDEX

(a)(12)    Text of press release issued by AT&T Corp. on March 28, 2000.











                               Page 4 of 4 Pages